Exhibit 99.77(i)

ITEM 77I. Terms of New or Amended Securities

1.	At the January 12, 2017 Board meeting, the Board of Trustees approved the designation of Class T shares for Voya Floating Rate Fund, Voya GNMA Income Fund, Voya High Yield Bond Fund, Voya Intermediate Bond Fund, Voya Short Term Bond Fund and Voya Strategic Income Opportunities Fund. In addition, at its January 12, 2017 meeting, the Board approved the agreements and other routine matters with respect to the establishment of the Class T Shares. The Class T shares were registered and effective with the Securities and Exchange Commission on March 27, 2017.

2.	At the March 9, 2017, Board meeting, the Board of Trustees approved the accelerated conversion of the Registrant’s Class B shares to Class A shares effective May 2, 2017.